SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

SHELLS SEAFOOD RESTAURANTS, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

822809 109

(CUSIP Number)

Banyon Investment, LLC

c/o Philip Chapman

750 Lexington Avenue, 18th Floor

New York, New York 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2004*

(Date of Event which Requires Filing of this Statement)

*	This Amendment No. 1 to Schedule 13D is being filed to report the exercise by Banyon Investment, LLC of a common stock purchase warrant, the beneficial ownership of which was reported on the initial Schedule 13D filed with the Securities and Exchange Commission on April 10, 2002.

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

(Continued on following pages)

CUSIP No. 82209 10 9	SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) (a) Banyon Investment, LLC IRS ID #01-0588981
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (a) PF - personal funds of members of Banyon Investment, LLC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION (a) Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER (a) 4,454,015 (Note 1) 8. SHARED VOTING POWER (a) -0- 9. SOLE DISPOSITIVE POWER (a) 4,454,015 (Note 1) 10. SHARED DISPOSITIVE POWER (a) -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (a) 4,454,015 (Note 1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (a) 38.9% (Note 2)
14.	TYPE OF REPORTING PERSON (a) 00

Note 1 - Consists of 1,562,500 shares of the Company’s Common Stock and 2,891,515 shares of the Company’s Common Stock issuable upon the exercise of a warrant issued to Banyon Investment, LLC in connection with a private financing transaction by the Company in 2002 (the “2002 Financing”). The 2,891,515 shares of Common Stock issuable upon the exercise of the warrant will convert automatically into shares of Common Stock on January 31, 2005 (unless the warrant is exercised prior to that date) pursuant to a mandatory cashless exercise provision in the warrant agreement.

Note 2 - Assuming the exercise in full by unrelated third parties of presently exercisable warrants to purchase an aggregate of 4,266,515 shares of the Company’s Common Stock that were issued in connection with the 2002 Financing and the extension of the term of the 2002 Financing in August 2004, the Reporting Person’s beneficial ownership would be 28.3%.

CUSIP No. 82209 10 9	SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Catherine Adler Co-Managing Member of Banyon Investment, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (a) PF - personal funds of members of Banyon Investment, LLC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION (a) USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER (a) 4,454,015 (Note 1) 8. SHARED VOTING POWER (a) -0- 9. SOLE DISPOSITIVE POWER (a) 4,454,015 (Note 1) 10. SHARED DISPOSITIVE POWER (a) -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (a) 4,454,015 (Note 1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (Note 2)	☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (a) 38.9% (Note 3)
14.	TYPE OF REPORTING PERSON (a) IN

Note 1 - Consists of 1,562,500 shares of the Company’s Common Stock owned by Banyon Investment, LLC and 2,891,515 shares of the Company’s Common Stock issuable upon the exercise of a warrant issued to Banyon Investment, LLC in connection with a private financing transaction by the Company in 2002 (the “2002 Financing”). The 2,891,515 shares of Common Stock issuable upon the exercise of the warrant will convert automatically into shares of Common Stock on January 31, 2005 (unless the warrant is exercised prior to that date) pursuant to a mandatory cashless exercise provision in the warrant agreement.

Note 2 - Excludes shares of Common Stock owned by Frederick R. Adler, spouse of Catherine Adler.

Note 3 - Assuming the exercise in full by unrelated third parties of presently exercisable warrants to purchase an aggregate of 4,266,515 shares of the Company’s Common Stock that were issued in connection with the 2002 Financing and the extension of the term of the 2002 Financing in August 2004, the Reporting Person’s beneficial ownership would be 28.3%

CUSIP No. 82209 10 9	SCHEDULE 13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Philip Chapman Co-Managing Member of Banyon Investment, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (a) PF - personal funds of members of Banyon Investment, LLC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION (a) USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER (a) 4,520,015 (Note 1) 8. SHARED VOTING POWER (a) -0- 9. SOLE DISPOSITIVE POWER (a) 4,520,015 (Note 1) 10. SHARED DISPOSITIVE POWER (a) -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (a) 4,520,015 (Note 1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (a) 39.3% (Note 3)
14.	TYPE OF REPORTING PERSON (a) IN

Note 1 - Consists of (i) 1,562,500 shares of the Company’s Common Stock owned by Banyon Investment, LLC, (ii) 2,891,515 shares of the Company’s Common Stock issuable upon the exercise of a warrant issued to Banyon Investment, LLC in connnection with a private financing transaction by the Company in 2002 (the “2002 Financing”), and (iii) 30,000 shares of Common Stock and presently exercisable options to purchase an additional 36,000 shares of Common Stock owned by the Reporting Person. The 2,891,515 shares of Common Stock issuable upon the exercise of the warrant held by Banyon Investment, LLC will convert automatically into shares of Common Stock on January 31, 2005 (unless the warrant is exercised prior to that date) pursuant to a mandatory cashless exercise provision in the warrant agreement.

Note 2 - Assuming the exercise in full by unrelated third parties of presently exercisable warrants to purchase an aggregate of 4,266,515 shares of the Company’s Common Stock that were issued in connection with the 2002 Financing and the extension of the term of the 2002 Financing in August 2004, the Reporting Person’s beneficial ownership would be 28.7%.

In the initial Schedule 13D filed with the Securities and Exchange Commission on April 10, 2002 (the “Initial Filing”), the Reporting Persons disclosed that in connection with a private financing transaction by the Company in 2002, the Company issued to Banyon Investment, LLC, an investor in the financing, a warrant to purchase 4,454,015 shares of the Company’s Common Stock.

The warrant became exercisable on January 31, 2003 and on November 10, 2004, Banyon Investment, LLC exercised the warrant with respect to 1,562,500 shares at an exercise price of $0.16 per share. This Amendment No. 1 to Schedule 13D is being filed by Banyon Investment, LLC, Philip Chapman and Catherine Adler (collectively, the “Reporting Persons”) to update certain information disclosed in the Initial Filing and to report the partial exercise of the warrant.

Item 1.	SECURITY AND ISSUER.

Common Stock, $.01 par value per share of
Shells Seafood Restaurants, Inc.
16313 N. Dale Mabry Highway
Suite 100
Tampa, Florida 33618

Item 2.	IDENTITY AND BACKGROUND.

Banyon Investment, LLC

(a) Banyon Investment, LLC

(b) c/o Philip Chapman
750 Lexington Avenue, 18th Floor
New York, New York 10022

Catherine Adler

(a) Catherine Adler

(b) 1520 South Ocean Blvd.
Palm Beach, Florida 33480

(c) Catherine Adler, Co-Managing Member of Banyon Investment, LLC, is a private investor.

Philip R. Chapman

(a) Philip Chapman

(b) 750 Lexington Avenue, 18th Floor
New York, New York 10022

	(c)	Philip Chapman, Co-Managing Member of Banyon Investment, LLC, is employed by the venture capital firm of Adler & Co.

	(d)	During the last five years none of the reporting persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	During the last five years none of the reporting persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

	(f)	Catherine Adler and Philip Chapman are citizens of the United States.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
PF - personal funds of members of Banyon Investment, LLC

Item 4.	PURPOSE OF TRANSACTION.

In connection with a private financing transaction in 2002, the Company issued to Banyon Investment, LLC, an investor in the financing, a warrant to purchase 4,454,015 shares of Common Stock. On November 10, 2004, Banyon Investment, LLC exercised the warrant with respect to 1,562,500 shares.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

	(a)	As described in Item 4 above, after giving effect to the partial exercise of the warrant, Banyon Investment, LLC holds 1,562,500 shares of the Company’s Common Stock and a warrant to purchase an additional 2,891,515 shares of the Company’s Common Stock. The 2,891,515 shares of Common Stock issuable upon the exercise of the warrant held by Banyon Investment, LLC will automatically convert into shares of Common Stock on January 31, 2005 (unless the warrant is exercised prior to that date) pursuant to a mandatory cashless exercise provision in the warrant agreement.

	(b)	For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Persons, see Rows 7-10 of the cover pages.

	(c)	On November 10, 2004, Banyon Investment, LLC partially exercised its warrant to purchase shares of Common Stock at an exercise price of $0.16 per share with respect to 1,562,500 shares. No transactions in the Company’s Common Stock were effected by Banyon Investment, LLC, Philip Chapman or Catherine Adler during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Philip Chapman serves as Chairman of the Company’s Board of Directors. Catherine Adler is the spouse of Frederick R. Adler, a greater than 10% owner of the Company’s Common Stock. Philip Chapman is the son-in-law of Frederick R. Adler.

Pursuant to an Investor Rights Agreement, dated as of January 31, 2002, by and among Shells Seafood Restaurants, Inc., Banyon Investment, LLC and the other investors parties thereto, as amended from time to time (the “Investor Rights Agreement”), the composition of the Company’s Board of Directors is fixed at 7 members. Banyon Investment, LLC and a group of unrelated investors each have the right to nominate 3 persons for election to the Board. The parties to the Investor Rights Agreement have agreed to vote their shares to cause such nominees to be elected. Philip R. Chapman is one of the three persons nominated by Banyon Investment, LLC for election as a director of the Company.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.
Investor Rights Agreement, dated as of January 31, 2002, by and among Shells Seafood Restaurants, Inc., Banyon Investment, LLC and the other investors parties thereto, as amended from time to time (filed as an exhibit to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 27, 2002 and incorporated herein in its entirety).

Joint Filing Statement dated as of January 20, 2005 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANYON INVESTMENT, LLC

/s/ Philip Chapman
By:	Philip Chapman
Title:	Co-Managing Member

/s/ Philip Chapman
Philip Chapman

/s/ Catherine Adler
Catherine Adler

Date: January 20, 2005

EXHIBIT INDEX

99.1 Investor Rights Agreement, dated as of January 31, 2002, by and among Shells Seafood Restaurants, Inc., Banyon Investment, LLC and the other investors parties thereto, as amended from time to time (filed as an exhibit to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 27, 2002 and incorporated herein in its entirety).

99.2 Joint Filing Statement (filed herewith).